

November 18, 2020

Jessica L. Thomas
Chief Financial Officer
Mechanical Technology, Incorporated
325 Washington Avenue Extension
Albany, NY 12205

   Re: Mechanical Technology, Incorporated
     Registration Statement on Form 10
     Filed September 30, 2020
     File No. 000-06890

Dear Ms. Thomas:

   We issued comments to you on the above captioned filing on October 27, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments, or withdraw the filing, prior to November 29, 2020 when this registration statement would become effective by operation of law.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann, Legal Branch Chief, at (202) 551-6262 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Penny Somer-Greif, Esq.